Exhibit (a)(5)(A)

International Headquarters
2150 St. Elzéar Blvd. West
Laval, Quebec H7L 4A8
Phone: 514.744.6792
Fax: 514.744.6272

Contact Information:

Laurie W. Little
949-461-6002
laurie.little@valeant.com

Media:
Renee E. Soto/Meghan Gavigan
Sard Verbinnen & Co.
212-687-8080
rsoto@sardverb.com / mgavigan@sardverb.com

VALEANT PHARMACEUTICALS TO ACQUIRE SYNERGETICS USA

LAVAL, Quebec, September 2, 2015 -- Valeant Pharmaceuticals International, Inc. (NYSE: VRX and TSX: VRX) today announced that its affiliate has entered into a definitive agreement under which Valeant will acquire Synergetics USA, Inc. (NASDAQ: SURG) for $6.50 per share in cash. In addition to the upfront cash payment, Synergetics stockholders will receive additional cash payments of up to $1.00 per share if specified sales milestones are achieved following the closing.  The transaction is expected to close in the fourth quarter of 2015 and is subject to customary closing conditions and regulatory approvals.

“The addition of Synergetics’ portfolio of instruments and devices will further enhance Bausch + Lomb’s presence around the world in the rapidly evolving field of vitreoretinal surgery,” stated J. Michael Pearson, chairman and chief executive officer of Valeant.  “We are committed to delivering a valuable and broad array of surgical devices and instruments to serve the needs of the surgical retina community and their patients. “

“We are pleased to reach an agreement with Valeant, which is a logical partner to maximize our Company’s growth opportunities and, importantly, this agreement creates immediate and compelling value for our shareholders,” said David M. Hable, president and chief executive officer of Synergetics.  “The combined strengths of both companies will expand the breadth of our offerings and create a more effective competitor that is better able to meet our customers' needs in the ophthalmology and neurosurgery markets."

Under the terms of the agreement, Valeant will promptly commence a tender offer to acquire all outstanding shares of Synergetics’ common stock for $6.50 per share in cash plus one contingent value right entitling the stockholder to receive up to $1.00 per share if specified sales thresholds for Synergetics are achieved following the closing.  The details of the contingent cash consideration payments are as follows:

•	$0.50 per share in cash payable upon sales of the Company’s ophthalmology products achieving $55 million on a trailing four calendar quarter basis prior to June 30, 2018; and

•
$0.50 per share in cash payable upon sales of the Company’s ophthalmology products achieving $65 million on a trailing four calendar quarter basis prior to June 30, 2018, with a pro-rata portion payable for net sales above $55 million but less than $65 million.

Following the successful completion of the tender offer, Valeant will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price and with the obligation to make the same contingent cash consideration payments as are made to stockholders tendering their shares in the tender offer. The tender offer and withdrawal rights are expected to expire at 12:00 midnight, New York City time on the 20th business day after the launch of the tender offer, unless extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission.

The consummation of the tender offer is subject to various conditions, including a minimum tender of a majority of outstanding Synergetics’ shares on a fully-diluted basis, the expiration or termination of any applicable waiting periods under applicable competition laws, and other customary conditions. The Board of Directors of Synergetics unanimously approved the transaction.

William Blair & Company, L.L.C. acted as the financial advisor to Synergetics, and Armstrong Teasdale LLP acted as legal advisor to Synergetics.  Skadden, Arps, Slate, Meagher & Flom LLP acted as legal advisor to Valeant.

About Valeant

Valeant Pharmaceuticals International, Inc. (NYSE/TSX:VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, gastrointestinal disorder, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

About Synergetics USA, Inc.

Synergetics USA, Inc. (“Synergetics” or the “Company”) is a leading supplier of precision surgical devices. The Company’s primary focus is on the surgical disciplines of ophthalmology and neurosurgery. Synergetics’ distribution channels include a combination of direct and independent sales organizations and important strategic alliances with market leaders. The Company’s product lines focus upon precision engineered, disposable and reusable devices, procedural kits, and the delivery of various energy modalities for the performance of less invasive surgery including: (i) laser energy, (ii) ultrasonic energy, (iii) radio frequency for electrosurgery and lesion generation and (iv) visible light energy for illumination, and where applicable, simultaneous infusion (irrigation) of fluids into the operative field. The Company’s website address is www.synergeticsusa.com.

Forward-looking Statements

This press release may contain forward-looking statements, including, but not limited to, statements regarding the closing of the transaction (including the timing of closing), the aggregate consideration to be paid by Valeant, the anticipated timing of regulatory submissions, the anticipated benefits, growth and success of the combined entities.  Forward-looking statements may generally be identified by the use of the words "anticipates," "expects," "intends," "plans," "should," "could," "would," "may," "will," "believes," "estimates," "potential," "target," or "continue" and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of Valeant and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the risks and uncertainties discussed in Valeant's most recent annual or quarterly report and detailed from time to time in Valeant's other filings with the Securities and Exchange Commission (the "SEC") and the Canadian Securities Administrators, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof.  Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes.

Additional Information and Where to Find It

The tender offer described in this release has not yet commenced and this release is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of Synergetics. At the time the tender offer is commenced Blue Subsidiary Corp. and Valeant will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the SEC and Synergetics will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Valeant and Synergetics intend to mail these documents to the stockholders of Synergetics. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of Synergetics are urged to read them carefully when they become available. Stockholders of Synergetics will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Valeant files with the SEC will be made available to all stockholders of Synergetics free of charge at www.valeant.com. The Solicitation/Recommendation Statement and the other documents filed by Synergetics with the SEC will be made available to all stockholders of Synergetics free of charge at http://synergeticsusa.com and may also be obtained from Synergetics upon written request to the Investor Relations Department, 3845 Corporate Centre Drive, O’Fallon, Missouri 63368, telephone number (636) 939-5100.

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